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                             December 16, 2021

       Domenic Della Penna
       Chief Financial Officer
       Venus Concept Inc.
       235 Yorkland Blvd. Suite 900
       Toronto, Ontario M2J 4Y8

                                                        Re: Venus Concept Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 29,
2021
                                                            File No. 001-38238

       Dear Mr. Della Penna:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Exhibits

   1. We note that your certification filed on Exhibit 31.1 was signed by your Chief Financial
                                                        Officer rather than
your Chief Executive Officer. Please file an amended Form 10-K to revise this
certification accordingly. Refer to Item 601(B)(31) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Domenic Della Penna
Venus Concept Inc.
December 16, 2021
Page 2

       Please contact Eric Atallah at (202) 551-3663 or Tara Harkins, Senior Accountant, at
(202) 551-3639 with any questions.



FirstName LastNameDomenic Della Penna                      Sincerely,
Comapany NameVenus Concept Inc.
                                                           Division of
Corporation Finance
December 16, 2021 Page 2                                   Office of Life
Sciences
FirstName LastName